FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
GLEASMAN, KEITH E. (Last) (First) (Middle)	TORVEC, INC. ("TOVC")		_X_ Director _X_ 10% Owner _X_ Officer (give) ___ Other (specify below) title below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year DECEMBER 30, 2002	PRESIDENT
11 POND VIEW DRIVE (Street) ROCHESTER, NY 14534 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
$.01 PAR VALUE COMMON STOCK	12/30 2002	G		60,000	D		5,174,962	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
***If the form is filed by more than one reporting person,** see **Instruction 4(b)(v).**

FORM 4 (continued)   **TABLE II—Derivative Securities Acquired, Disposed of, or Beneficiary Owned**
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Serivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Onwership Form of Derivative Security: Direct (d) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
			Code	V	(A)	(D)								
COMMON STOCK OPTION							10/10 2002	10/09 2007	$.01 Par Val Common Stock	181,149	$0	181,149	D	
NONQUALIFIED STOCK OPTIONS							12/01 1997	11/30 2007	$.01 Par Val Common Stock	25,000	$0	25,000	D*	

Explanation of Responses:

* Exercisable in increments equal to 20% of options granted during each of the first 5 years of option term, on a cumulative basis

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   /S/ KEITH E. GLEASMAN   12/30/02
   See **18 U.S.C. 1001 and 15 U.S.C. 78ff(a)**.   **** Signature of Reporting Person   Date**

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
   see **Instruction 6 for procedure.**

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